FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 12, 2018

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS publicly-held company
CNPJ/MF Nº. 07.628.528/0001-59 NIRE Nº. 35.300.326.237

Call Notice

Ordinary Shareholders’ Meeting

The Shareholders of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to attend the Ordinary Shareholders’ Meeting of the Company, to be held on October 16, 2018, at 2:00 pm, on first notice, at the head office of the Company, in the city of São Paulo, State of São Paulo, located at Avenida Brigadeiro Faria Lima No. 1.309, 5th floor, in order to resolve on the following Agenda:

1.1              To examine the management accounts, analyze, discuss and, when applicable, vote on the Management’s Annual Report and the Company’s Financial Statements related to the social year ended on June 30th, 2018, including the Independent Auditors’ opinion and the Fiscal Council Report.

1.2              To resolve on the allocation of the net income reported for the year ended on June 30th, 2018, and the relevant distribution of dividends.

1.3       To establish the Company’s management annual overall compensation for the year initiated on July 1st, 2018.

1.4              To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as to establish the global annual compensation of the elected members that, pursuant to the third paragraph of Article 162 of Law No. 6.404/76 (“LSA”) shall not be less, for each member, than ten percent (10%) of the average compensation assigned to the Company’s executive officers.

General Information:

Pursuant to Article 126, of LSA, and paragraph 5º, of Article 10, of the Company’s Bylaws, the participation of the shareholders may be in person or by a duly constituted proxy.

In order for the shareholders or their legal representatives to be admitted to the Meeting, they must present themselves with the following documents: (i) if an individual: identity document and, if applicable, proxy instrument with the granting of specific powers and signature duly certified; (ii) if legal entity: Bylaws or Articles of Association, with the respective minutes of the election of the officers and, if represented by a proxy, the relevant proxy instrument with special powers and signature duly certified, as well as a copy of the identity document of the representative or proxy, as the case may be. In both cases, evidence of the condition of Company’s shareholder issued in the last five (5) days by Banco Bradesco S.A. or by custody agent must be presented.

For a better organization of the works, in accordance with §5, article 10 of its Bylaws, the Company requests that the aforementioned registration and representation documents to be also sent by e-mail (ri@brasil-agro.com with a copy to juridico@brasil-agro.com) or made available at the Company's headquarters with at least seventy-two (72) hours in advance to the date of the Meeting.

Pursuant to IN/CVM 481, as amended, the Company will adopt the remote voting system, allowing its Shareholders to send remote voting bulletins by means of their respective custodian agents or directly to the Company, according to guidelines also made available in the Management Proposal.

Copies of the documents and proposals related to the items included in the above Agenda are available to Shareholders’ consultation at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br/pt_br/).

To contact the Investor Relations Department, use phones (55 11) 3035-5350 / (55 11) 3035-5374 or e-mail ri@brasil-agro.com.

São Paulo, September 12, 2018.

Eduardo S. Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2018.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer